UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Material Definitive Agreement

Closing of Private Placement

As previously disclosed, on February 19, 2025, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 15,555,600 restricted ordinary Share of the Company, par value $0.04 per share (“Share”), at a price of $0.45 per Share for an aggregate purchase price of approximately $7 million (the “Offering”).

The Offering closed on February 20, 2025, upon the satisfaction or waiver of all closing conditions set forth in the SPA.

The Shares issued in the Offering are exempt from the registration requirements of the Securities Act pursuant to Regulation S promulgated thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: February 20, 2025	By:	/s/ Yeung Yat Chuen
	Name:	Yeung Yat Chuen
	Title:	Chief Executive Officer

2